*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 12, 2015.

CUMMINS INC.



SHAREOWNER SERVICES
P.O. BOX 64945
® *ST. PAUL, MN 55164-0945*

Meeting Information

Meeting Type: Annual Meeting
For holders as of: March 10, 2015
Date: May 12, 2015   **Time:** 11:00 a.m.
Location: Columbus Engine Plant
500 Central Avenue
Columbus, IN 47201

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

Before You Vote
How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT   ANNUAL REPORT   SHAREHOLDER LETTER

How to View Online:
Have the information that is printed in the box marked by the arrow ➔ XXXX XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

        1) *BY INTERNET*:   www.proxyvote.com
        2) *BY TELEPHONE*: 1-800-579-1639
        3) *BY E-MAIL**:   sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow ➔ XXXX XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before April 28, 2015 to facilitate timely delivery.

How To Vote
Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow ➔ XXXX XXXX XXXX XXXX (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting Items

The Board of Directors recommends you vote FOR the following:

Election of Directors

Nominees:

1) N. Thomas Linebarger

2) Robert J. Bernhard

3) Dr. Franklin R. Chang Diaz

4) Bruno V. Di Leo Allen

5) Stephen B. Dobbs

6) Robert K. Herdman

7) Alexis M. Herman

8) Thomas J. Lynch

9) William I. Miller

10) Georgia R. Nelson

The Board of Directors recommends you vote FOR the following proposals:

11) Advisory vote to approve the compensation of the named executive officers as disclosed in the proxy statement.

12) Proposal to ratify the appointment of PricewaterhouseCoopers LLP as auditors for 2015.

The Board of Directors recommends you vote AGAINST the following proposal:

13) Shareholder proposal regarding independent Board Chair.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

M84265-P60820



M84266-P60820